SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION

and

SYNOPSYS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Steven K. Shevick

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

Copy to:

Victor I. Lewkow, Esq.

Doron Lipshitz, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $283,086,811	Amount of Filing Fee** $26,043.99

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 40,440,973, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 6,454,800 Shares issuable upon the exercise of outstanding options, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.), and (b) the tender offer price of $7.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million percent of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,070.10	Filing Party:	Neon Acquisition Corporation
and Synopsys, Inc.

Form or Registration No.: SC TO-T	Date Filed:	January 23, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Page 1 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 2 of 7 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed initially on January 23, 2003, by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”). The Schedule TO relates to the offer to purchase by Purchaser all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and Synopsys.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated by reference in answer to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein. The Agreement and Plan of Merger, dated as of January 12, 2003, among Synopsys, Purchaser and the Company, a copy of which was attached as Exhibit (d)(1) to the Schedule TO, and the Stockholder Tender Agreement, dated January 12, 2003, a copy of which was attached as Exhibit (d)(2) to the Schedule TO, are incorporated herein by reference with respect to Items 5 through 11 of the Schedule TO.

Items 1-11.

The Offer to Purchase is hereby amended by:

Adding the following sentence at the end of the eighth paragraph of the section entitled “INTRODUCTION”:

“Also, assuming that the Supporting Stockholders (as defined below) tender all Shares they owned as of January 21, 2003, Purchaser believes that the Minimum Tender Condition would be satisfied if at least approximately 13,885,316 Shares (34 percent on a fully diluted basis), which are not owned by the Supporting Stockholders, are also validly tendered prior to the Expiration Date and not properly withdrawn.”

Replacing the number “6,341,921” in the second sentence of the ninth paragraph of the section entitled “INTRODUCTION” with the number “6,335,171”.

Replacing the phrase “as soon as practicable” in the first sentence of the fourth paragraph of section 1 entitled “Terms of the Offer” and the first paragraph of section 2 entitled “Acceptance for Payment and Payment for Shares” with the word “promptly”.

Replacing the first sentence of the eighth paragraph of section 1 entitled “Terms of the Offer” in its entirety as follows:

“Purchaser expressly reserves the right, subject to the applicable rules of the Commission, to delay acceptance for payment of Shares in order to comply, in

Page 2 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 3 of 7 pages

whole or in part, with any applicable law (except for such laws that govern general legal compliance) and to delay payment for Shares pending receipt of any governmental regulatory approvals.”

Replacing the penultimate sentence of the eleventh paragraph of section 1 entitled “Terms of the Offer” in its entirety as follows:

“A Subsequent Offering Period would be an additional period of time, beginning no later than 9:00 a.m. New York City time on the next business day following the expiration of the Offer, during which stockholders may tender Shares not tendered in the Offer.”

Adding the following phrase before the period at the end of the last sentence of the first paragraph of section 8 entitled “Certain Information Concerning the Company”:

“, except to the extent imposed by law”

Adding the following at the end of the fifteenth paragraph of section 10 entitled “Background of the Offer; Contacts with the Company”:

“Synopsys agreed to increase the price per Share it initially offered after being advised by the Company’s representatives that neither the $4.45 per Share nor the $6.10 per Share offers would be acceptable, and after taking into account the results of its continuing analysis of the Company and its business and the potential benefits to Synopsys from the potential acquisition.”

Replacing the parenthetical in the last clause of the penultimate paragraph (following indented paragraph (e)) of section 13 entitled “Certain Conditions of the Offer” in its entirety as follows:

“(including any action or inaction by Synopsys or Purchaser or any of their affiliates that is not otherwise prohibited by law, including section 14(e) of the Exchange Act, or by the Merger Agreement)”

Replacing the first sentence of the last paragraph of section 13 entitled “Certain Conditions of the Offer” in its entirety as follows:

“The foregoing conditions are for the sole benefit of Synopsys and Purchaser and, regardless of the circumstances, may be asserted by Synopsys or Purchaser in whole or in part at any applicable time or from time to time prior to the expiration of the Offer, except that the conditions referred to in paragraph (a) above or relating to receipt of any governmental regulatory approvals may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Synopsys or Purchaser in its discretion in whole or in part at any applicable time or from time to time prior to expiration of the Offer, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission.”

Replacing the second sentence of the second paragraph in the subsection entitled “Antitrust Compliance” set forth in section 15 “Certain Legal Matters” in its entirety as follows:

Page 3 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 4 of 7 pages

“As previously announced, Synopsys has decided to voluntarily withdraw the Premerger Notification and Report Form it previously filed with the FTC and the Antitrust Division and intends to refile such form on February 7, 2003, and, therefore, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 24, 2003, unless earlier terminated by the FTC and the Antitrust Division or Synopsys and Purchaser receive a request for additional information or documentary material (a “Second Request”) prior to that time. Unless the waiting period has been terminated prior to the scheduled expiration of the Offer, Synopsys will, subject to the terms and conditions of the Merger Agreement and the Offer, extend the Offer period until Monday, February 24, 2003.”

Replacing the second sentence of the subsection entitled “Foreign Laws” set forth in section 15 “Certain Legal Matters” in its entirety as follows:

“Synopsys has made a joint filing on January 30, 2003, on behalf of Synopsys and the Company with the German Federal Cartel Office, which commenced a one-month waiting period ending at midnight (European Central Time) on February 28, 2003, unless earlier terminated by the German Federal Cartel Office, and, therefore, could delay consummation of the Offer (subject to the terms and conditions of the Offer). Synopsys and the Company also filed an informal application with the Taiwanese Fair Trade Commission to exempt the transaction from its jurisdiction. If the request is granted, no further filings will be required by the parties in Taiwan in connection with the transaction. If the request is not granted, Synopsys and the Company will make an official filing with the Taiwanese Fair Trade Commission which would commence a 30-day waiting period and would, therefore, delay consummation of the Offer (subject to the terms and conditions of the Offer).”

Item 11 is hereby amended and supplemented as follows:

“On February 5, 2003, Synopsys issued a press release, which is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

Page 4 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 5 of 7 pages

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003*
(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*
(a)(1)(I)	Form of summary advertisement, published January 23, 2003*
(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*
(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*
(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*
(g)	Not applicable
(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

Page 5 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 6 of 7 pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

SYNOPSYS, INC.

By: /S/ STEVEN K. SHEVICK

Name: Steven K. Shevick

Title:   Senior Vice President, Finance

NEON ACQUISITION CORPORATION

By: /S/ STEVEN K. SHEVICK

Name: Steven K. Shevick

Title:   President

Page 6 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 7 of 7 pages

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 12, 2003*
(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*
(a)(1)(I)	Form of summary advertisement, published January 23, 2003*
(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*
(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*
(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*
(g)	Not applicable
(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

Page 7 of 7 pages

Exhibit Index begins on Page 7